Exhibit 99.1

Chaince Digital Holdings Inc. Chief Strategy Officer Wilfred Daye Shares Vision for Tokenized Finance at TCFA 2025 Annual Conference

New York, NY, Nov. 14, 2025 (GLOBE NEWSWIRE) — Chaince Digital Holdings Inc. (“Chaince Digital” or the “Company”) (NASDAQ: CD) (formerly Mercurity Fintech Holding Inc.), a leading provider of tokenization solutions and digital-asset capital markets infrastructure, today announced that Wilfred Daye, Chief Strategy Officer of the Company and Chief Executive Officer of its subsidiary Chaince Securities, LLC, participated as a distinguished speaker at the 31st Annual Conference of The Chinese Finance Association (TCFA), held November 8-9, 2025, virtually and in-person at Fordham University School of Law in New York, NY.

The conference, one of the most influential finance events for Chinese and global professionals, featured speakers from Wall Street institutions, major technology firms, academia, and Nasdaq. This year’s theme focused on “Harnessing AI for Smarter, Safer and More Resilient Financial Markets,” drawing hundreds of participants.

Insights on RWA Tokenization and the Future of On-Chain Finance

Daye joined the “AI Application: Crypto and Digital Assets” session on Saturday, November 8, 2025, where he shared his perspectives on the institutional phase of Real-World Asset (RWA) tokenization and how on-chain infrastructure combined with AI can make markets more transparent and efficient. His presentation addressed several key areas:

●	The accelerating adoption of RWA tokenization

●	How institutional-grade digital asset infrastructure enables transparent, programmable, and liquid capital markets

●	The convergence of AI and on-chain finance, and its implications for risk management, credit markets, and global capital flows

●	Regulatory pathways and the evolution of digital-asset securities in the U.S.

“RWA tokenization is entering its institutional phase. The next decade will be defined by how effectively we connect traditional market infrastructure with blockchain-based settlement, compliance layers, and AI-driven analytics,” Daye reflected after his session. “I thoroughly enjoyed discussing how these developments will transform capital formation, liquidity, and transparency across global markets.”

About Chaince Digital Holdings Inc. (formerly Mercurity Fintech Holding Inc.)

Chaince Digital Holdings Inc. (Nasdaq: CD, effective November 13, 2025) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries, including Chaince Securities, LLC, Chaince Digital aims to bridge traditional finance and digital innovation, offering services spanning digital assets, financial advisory, and capital markets solutions.

For more information, please visit www.chaincedigital.com.

About Chaince Securities, LLC

Chaince Securities, LLC is a FINRA-registered broker-dealer dedicated to digital-asset investment banking, capital formation, and advisory services. The firm provides compliant issuance, distribution, and settlement solutions for tokenized assets, private placements, and structured digital-asset offerings.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contact:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1 (646) 866-7928

Email: mfhfintech@iecapitalusa.com